

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 5, 2007

<u>By U.S. Mail</u>

Mr. Frank A. Caruso
Chief Financial Officer
The Stride Rite Corporation
191 Spring Street
P.O. Box 9191
Lexington, Massachusetts 02420

      **Re:**    **The Stride Rite Corporation**
             **Form 10-K for the Fiscal Year Ended December 1, 2006**
             **Filed February 13, 2007**
             **File No. 1-04404**

Dear Mr. Caruso:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Choi
                    Branch Chief